Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 15 DATED JANUARY 23, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 13 dated January 4, 2007 (filed with the SEC on January 9, 2007) and supplement no. 14 dated January 17, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	the execution of an agreement to acquire a two-story office building containing 96,346 square feet in Tampa, Florida.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on January 27, 2006. As of January 17, 2007, we had accepted aggregate gross offering proceeds of approximately $130.5 million.

Agreement to Purchase the Sabal VI Building

We have entered into an agreement to acquire a two-story office building containing 96,346 rentable square feet (the “Sabal VI Building”). On December 20, 2006, our advisor, KBS Capital Advisors LLC, entered into a purchase and sale agreement with NCFLA II Owner LLC and NCFLA Sabal LLC to purchase the Sabal VI Building. On January 12, 2007, the advisor assigned this purchase and sale agreement to us for no consideration. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The sellers are not affiliated with us or our advisor.

The purchase price of the Sabal VI Building is $16,500,000 plus closing costs. We would fund the purchase of the Sabal VI Building with proceeds from a loan from an unaffiliated lender and with proceeds from this offering. We are currently negotiating the terms of the loan.

The Sabal VI Building is located on an approximate 10-acre parcel of land at 3611 Queen Palm Drive in Tampa, Florida. The Sabal VI Building was completed in 1988 and is 100% leased. The Sabal VI Building is currently leased by the following tenants: CCN Managed Care, Inc. (61%), PharMerica (20%), and Ford Motor Credit Company (19%). CCN Managed Care is a wholly owned subsidiary of First Health Group Corp., one of the nation’s largest PPO networks. PharMerica is a wholly owned subsidiary of AmerisourceBergen Corporation, the nation’s leading drug distributor and global supplier of pharmaceuticals, medical-surgical supplies, specialty healthcare products, information management solutions and consulting services. Ford Motor Credit Company, a wholly owned subsidiary of Ford Motor Company, is one of the world’s largest auto financing companies. It provides wholesale financing, mortgages and capital loans for dealers, as well as individual and fleet financing.

As of January 2007, the current weighted-average remaining lease term for the current tenants of the Sabal VI Building is approximately 7 years. The CCN Managed Care lease expires in March 2016 and the average annual rental rate for the CCN Managed Care lease over the remaining lease term is $13.15 per square foot. CCN Managed Care has the right to terminate its lease effective April 30, 2013 upon payment of a termination penalty of $1,044,000. CCN Managed Care also has the right, at its option, to extend the lease for two additional five-year periods. The PharMerica lease expires in September 2008 and the average annual rental rate for the PharMerica lease over the remaining lease term is $16.83 per square foot. PharMerica has the right, at its option, to extend the lease for two additional five-year periods. Ford Motor Credit Company executed its lease on January 11, 2007 and, per its lease, it is anticipated that Ford Motor Credit Company will commence paying monthly rent effective May 1, 2007. The Ford Motor Credit Company lease expires in April 2012 and the average annual rental rate for the Ford Motor Credit Company lease is $21.24 per square foot. Ford Motor Credit Company has the right, at its option, to extend the lease for one additional five-year period. The current aggregate annual base rent for the tenants of the Sabal VI Building is approximately $1.3 million assuming Ford Motor Credit Company takes occupancy, as expected, at the lease term commencement date.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $300,000 of earnest money.

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